Monthly Report - May, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $  8,443,312       26,495,089
Change in unrealized gain (loss) on open        333,474      (2,355,356)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             0            7,837
      obligations
   Change in unrealized gain (loss) from U.S.  (10,676)           15,329
      Treasury obligations
Interest Income 			         24,424          128,181
Foreign exchange gain (loss) on
     margin deposits                             12,577         (37,780)
				           ------------    -------------
Total: Income 				      8,803,111       24,253,300

Expenses:
   Brokerage commissions 		      1,311,552        6,793,848
   Management fee 			         35,496          178,826
   20.0% New Trading Profit Share 	              0                0
   Custody fees 		       	            665           19,986
   Administrative expense 	       	        119,081          605,376
					   ------------    -------------
Total: Expenses 		              1,466,794        7,598,036
Net Income(Loss)			   $  7,336,317       16,655,264
for May, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (256,296.370    $     7,221,115    249,494,233    256,715,348
units) at April 30, 2014
Addition of 		 	              0        269,000        269,000
272.875 units on May 1, 2014
Redemption of 		 	              0    (8,083,824)    (8,083,824)
(7,836.343) units on  May 31, 2014*
Net Income (Loss)               $       241,712      7,094,605      7,336,317
for May, 2014
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2014
(248,812.041 units inclusive
of 79.139 additional units) 	      7,462,827    248,774,014    256,236,841
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2014 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.79% 	   6.30%  $    1,013.27	  229,904.786 $   232,955,102
Series 2       3.15% 	   8.20%  $    1,207.49	       39.121 $        47,238
Series 3       3.18% 	   8.31%  $    1,219.79	   16,694.121 $    20,363,402
Series 4       3.35% 	   9.22%  $    1,320.64	    2,174.013 $     2,871,099

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



				/s/ Harvey Beker
				Harvey Beker, Co-chief Executive Officer
				Millburn Ridgefield Corporation
				Managing Owner
				Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			June 10, 2014
Dear Investor:


The Trust was profitable in May mainly due to gains from trading interest rate futures, although trading of stock index, energy and metal futures were also profitable. On the other hand, trading of foreign exchange forwards and agricultural commodity futures was slightly unprofitable.

Prospects for a further easing of ECB monetary policy in early June, persistently accommodative monetary policy elsewhere in the developed world, stubbornly low inflation worldwide, and some flight to safety demand pushed government bond prices higher during May. Consequently long positions in U.S., German, U.K., Canadian, French, Italian, Australian and Japanese note and bond futures were profitable.

Against this easy money background and with economic growth rebounding from a weather induced first quarter slowdown, long positions in German, Spanish, Dutch, French, U.S., British, Indian, Taiwanese, Japanese and South African equity futures were profitable, as was a short VIX trade.

Long positions in Brent crude oil and WTI crude oil were fractionally profitable. A long nickel trade benefitted from the Indonesian export ban and turmoil in Russia and was profitable. Trading of silver was slightly positive. On the other hand, trading of aluminum and copper were marginally negative.

The potential for ECB policy ease weighed on the euro and long euro and Swiss franc positions against the U.S. dollar were unprofitable. Threats from the Reserve Bank of New Zealand about intervention to correct a "too high"
NZ dollar, along with concerns that the recent up interest rate cycle would end as economic data weakened, led to losses from long NZ dollar trades against the U.S. and Canadian units. Bank of England Governor
Carney's comments dampened market expectations that a rise in official sterling rates was close, and long sterling trades produced losses.
Also, trading of the Canadian dollar and Chilean peso were unprofitable.
On the other hand, long positions in the Indian rupee, Mexican peso and Korean won generated somewhat offsetting profits. A short euro/long polish zloty trade was profitable as well.

Turning to agricultural commodities, long positions in corn and wheat were unprofitable as recent rains offset fears that early season dry spells would stunt crops. Long cotton and coffee trades also posted small losses.

On a very sad note, it is with the heaviest of hearts that we announce the passing of Dennis Newton. Dennis was Senior Vice-President of Business Development, a principal of the firm, a colleague for over 25 years and a great friend. Everyone lucky enough to have spent time with him would agree that he brought an immense amount of energy, intelligence, humor and compassion to every interaction, project and situation, both professional and personal. Dennis' spark was unmistakable and infectious, and all those whose lives he touched will miss him greatly. Our thoughts and prayers are with his wife Judy and the rest of his family.



  				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman